

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3628

May 8, 2019

Timothy D. Hart
President
First National Funding LLC
1620 Dodge Street
Stop Code 3271
Omaha, Nebraska 68197

> **Re:** **First National Master Note Trust**
> **First National Funding LLC**
> **Registration Statement on Form SF-3**
> **Filed May 3, 2019**
> **File Nos. 333-231191 and 333-231191-01**

Dear Mr. Hart:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michelle Stasny at (202) 551-3674 with any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance